EXHIBIT 21
SUBSIDIARIES OF DELTA APPAREL, INC.
Listed below are the subsidiaries of Delta Apparel, Inc.:
(1)	M. J. Soffe Co., a North Carolina corporation.

(2)	Delta Apparel Honduras, S.A., a Honduran socieda anónima.

2,496 shares are owned by Delta Apparel, Inc. One (1) share is owned by each of four directors of Delta Apparel, Inc. Delta Apparel, Inc. has the right to acquire such director-owned shares at a nominal price. (At the time of the formation of Delta Apparel Honduras, S.A., Honduran law required a socieda anónima to have at least five shareholders.)

(3)	Delta Campeche, S.A. de C.V., a Mexican sociedad anónima de capital variable.

49 shares are owned by Delta Apparel, Inc. One (1) share is owned by Robert W. Humphreys. Delta Apparel, Inc. has the right to acquire the share owned by Robert W. Humphreys at a nominal price.

(4)	Delta Cortes, S.A., a Honduran socieda anónima.

2,499 shares are owned by Delta Apparel, Inc. One (1) share is owned by Robert W. Humphreys. Delta Apparel, Inc. has the right to acquire the share owned by Robert W. Humphreys at a nominal price. (Honduran law has changed since the formation of Delta Apparel Honduras, S.A. and now allows a socieda anónima to have only two shareholders.)

(5)	SAIM, LLC, a limited liability company organized under the laws of the State of North Carolina.
On July 13, 2005, Junkfood Clothing Company, a Georgia corporation, became a wholly-owned subsidiary of Delta Apparel, Inc.